大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2005/UOB2005/UOB-A44/sc

20 December 2005

File No. 82-2947

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 09 2006
WASH. D.C. 185

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

06010172

Dear Sir

UNITED OVERSEAS BANK PHILIPPINES – COMPLETION

We enclose a copy of our announcement dated 20 December 2005 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
JAN 12 2006 E
THOMSON
FINANCIAL

Leo Hee Wui
Assistant Secretary

Enc

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

UNITED OVERSEAS BANK PHILIPPINES – COMPLETION

Singapore, 20 December 2005 - Further to its announcement on 6 May 2005, United Overseas Bank Limited ("UOB") wishes to announce that following the receipt of the requisite regulatory and corporate approvals, UOB's subsidiary United Overseas Bank Philippines ("UOBP") has completed the sale of 66 branches to the Banco de Oro Universal Bank Group. With the completion of the sale, UOBP will proceed with its plan to convert into a thrift bank.

Mrs Vivien Chan
Company Secretary